EXHIBIT 99.1

T 604.682.3701 Suite 900, 570 Granville Street ir@avino.com F 604.682.3600 Vancouver, BC V6C 3P1 www.avino.com

November 4th, 2013	NYSE - MKT: ASM TSX-V: ASM FSE: GV6

AVINO COMPLETES LEVEL 5 SAMPLING AT SAN GONZALO

Avino Silver and Gold Mines Ltd. (“Avino” or “the Company”) is pleased to release further assay results from sampling along level 5 of the San Gonzalo vein. An additional 82 metres to the northwest and 160 metres to the southeast of the main crosscut across from the ramp on level 5 have now been sampled. The San Gonzalo Mine is located on the Avino property 80 km northeast of Durango, Mexico.

The completion of sampling on level 5 compared with level 4 sampling shows:

•	Silver & gold grades increase
•	Continuity of vein improves
•	Mineable length increased, width remains comparable

“With sampling on level 5 now complete, we are pleased to confirm that grades, continuity, and mineable length have all increased over level 4. This data re-enforces the model from the Tetra Tech Report which also suggests this trend will continue as we move to level 6.”

- David Wolfin, President, CEO & Director, Avino Silver & Gold Mines Ltd.

	Average Widths and Assay Values Over Total Length (441.23m) Sampled on Level 5
	Width (m)	Gold (g/t)	Silver (g/t)	Pb %	Zn %
Vein	1.79	3.29	556	0.53	1.28
Drift	2.78	2.17	366	0.37	0.67

Comparison of Vein Widths and Grade (Back Samples): 4th & 5th Levels
Width (m)	Gold (g/t)	Silver (g/t)	Pb %	Zn %
4th Level: 334.34m Sampled Length
1.72	2.05	440	0.64	1.16
5th Level: 441.23m Sampled Length
1.79	3.29	556	0.53	1.28

Samples from level 5 are sent for independent analysis at Inspectorate Labs in Reno, Nevada.

Avino has received further sample results from Inspectorate Labs as shown in the table below. These can be viewed on the level 5 sampling map on Avino’s website. The new sampled areas are NW (Poniente) and SE (Oriente) of those released in the Oct 1, 2013 news release.

North West of Cross Cut (Poniente Pte)
Sampled Length Along Vein (m)	Width (m)		Gold (g/t)	Silver (g/t)	Pb %	Zn %
22.81
	Vein Width (m)	1.48	0.126	16	0.04	0.09
	Drift Width (m)	2.42	0.085	11	0.03	0.08
5.88
	Vein Width (m)	3.10	1.081	174	0.27	0.23
	Includes line 90 sample 174726	0.50	3.77	1,004	0.33	0.39
	Drift Width (m)	4.89	0.764	118	0.23	0.22
6.21
	Vein Width (m)	2.19	5.118	974	1.20	1.62
	Includes line 92 sample 174748	0.20	24.474	5,693	1.02	0.16
	Includes line 93 sample 174755	0.40	9.738	5,021	1.12	1.19
	Includes line 93 sample 174756	0.60	10.546	3,044	0.78	1.41
	Includes line 93 sample 174757	0.50	7,630	2,200	0.86	0.69
	Drift Width (m)	2.91	3.914	738	0.98	1.35
24.38
	Vein Width (m)	1.84	1.910	408	0.52	0.92
	Includes line 100 sample 174786	0.70	5.022	1,604	0.63	0.85
	Includes line 100 sample 174789	0.80	5.785	2,074	0.40	1.19
	Includes line 106 sample 174809	0.70	3.957	1,195	0.36	0.79
	Includes line 107 sample 174815	0.50	4.133	1.725	0.45	1.25
	Includes line 109 sample 174824	0.70	3.900	1,138	0.42	0.65
	Includes line 111 sample 174838	0.50	2.636	1,132	0.36	0.62
	Drift Width (m)	2.39	1.492	318	0.43	0.77
4.51
	Vein Width (m)	1.60	7.995	830	0.26	0.31
	Includes line 112 sample 174841	0.70	12.383	1,123	0.17	0.33
	Includes line 112 sample 174842	0.65	7.157	1,039	0.23	0.40
	Includes line 113 sample 174844	0.55	8.696	1,260	0.27	0.46
	Includes line 114 sample 174848	0.65	14.806	1,336	0.20	0.43
	Includes line 114 sample 174849	0.50	14.436	1,308	0.22	0.43
	Drift Width (m)	1.80	7.122	740	0.24	0.29
6.06
	Vein Width (m)	1.15	1.826	392	0.78	1.71
	Drift Width (m)	2.50	0.925	192	0.41	0.89
4.72
	Vein Width (m)	1.97	5.434	684	0.83	2.94
	Includes line 119 sample 174873	0.40	32.098	1,498	0.32	0.47
	Includes line 120 sample 174878	0.60	19.497	2,787	0.49	1.03
	Includes line 120 sample 174877	0.50	3.295	2,634	0.60	1.57
	Includes line 121 sample 174884	0.55	18.090	1,329	0.22	0.63
	Includes line 123 sample 174891	0.50	4.102	1,121	5.86	4.15
	Drift Width (m)	2.63	4.425	559	0.79	2.47
7.06
	Vein Width (m)	1.62	3.276	761	2.10	2.64
	Drift Width (m)	2.56	1.960	447	1.24	1.60
81.63	Total Length (m)

South East of Cross Cut (Oriente Ote)
Sampled Length Along Vein (m)	Width (m)		Gold (g/t)	Silver (g/t)	Pb %	Zn %
10.9
	Vein Width (m)	1.86	1.603	367	0.29	0.38
	Includes line 67 sample 174909	0.80	1.988	1,454	0.56	0.86
	Includes line 68 sample 174914	0.60	7.200	1,392	0.36	0.83
	Drift Width (m)	2.40	1.263	290	0.23	0.32
12.34
	Vein Width (m)	1.26	0.687	164	0.14	0.19
	Drift Width (m)	2.79	0.370	83	0.09	0.15
14.08
	Vein Width (m)	1.78	2.829	609	0.47	0.30
	Includes line 79 sample 174966	0.55	8.880	1,766	0.76	1.19
	Includes line 80 sample 174976	0.30	17.264	4,371	4.04	0.58
	Drift Width (m)	2.53	2.038	436	0.35	0.27
4.73
	Vein Width (m)	1.38	1.418	147	0.06	0.07
	Drift Width (m)	2.83	0.748	84	0.04	0.09
10.84
	Vein Width (m)	1.36	0.200	34	0.04	0.08
	Drift Width (m)	2.29	0.139	26	0.03	0.09
11.55
	Vein Width (m)	1.29	0.370	74	0.08	0.22
	Drift Width (m)	2.53	0.205	40	0.04	0.20
23.07
	Vein Width (m)	1.61	2.963	578	0.27	0.47
	Includes line 102 sample 175077	0.45	5.661	1,173	1.00	1.14
	Includes line 103 sample 175083	0.50	3.830	1,181	0.33	0.76
	Includes line 104 sample 175087	0.55	6.794	2,068	0.51	1.06
	Includes line 104 sample 175088	0.80	2.254	1181	0.13	0.54
	Includes line 105 sample 175094	0.45	15.450	4,791	2.36	2.75
	Includes line 108 sample 175109	0.75	3.669	1,219	0.52	1.22
	Includes line 112 sample 175128	0.70	6.281	1,820	0.70	1.54
	Includes line 133 sample 175133	0.40	17.184	3,005	1.89	2.64
	Drift Width (m)	3.17	1.549	303	0.15	0.30

South East of Cross Cut (Oriente Ote)
Sampled Length Along Vein (m)	Width (m)		Gold (g/t)	Silver (g/t)	Pb %	Zn %
4.64
	Vein Width (m)	1.52	0.730	47	0.03	0.13
	Drift Width (m)	2.53	0.482	34	0.02	0.09
18.43
	Vein Width (m)	1.96	6.528	1,547	0.70	1.53
	Includes line 118 sample 175157	0.50	15.013	3,754	1.30	5.07
	Includes line 119 sample 175162	0.70	11.283	2,949	0.97	2.96
	Includes line 121 sample 175172	0.70	14.300	3,583	1.41	3.81
	Includes line 122 sample 175178	0.40	14.215	6,823	2.29	6.90
	Includes line 123 sample 175187	0.45	13.609	4,222	1.59	3.96
	Includes line 123 sample 175189	0.60	23.512	3,674	3.37	3.05
	Includes line 124 sample 175193	0.70	15.753	4,131	1.33	3.88
	Includes line 124 sample 175195	0.45	8.917	2,498	0.93	1.85
	Includes line 125 sample 175197	0.50	7.485	1,671	0.81	1.58
	Includes line 126 sample 175202	0.85	4.668	1,698	0.65	1.45
	Includes line 126 sample 175203	0.70	19.17	6,078	3.49	5.98
	Includes line 126 sample 175205	0.30	7.723	3,953	2.30	4.90
	Includes line 128 sample 175212	0.40	3.853	2,654	1.06	2.24
	Includes line 128 sample 175213	0.70	8.143	2,339	1.00	3.30
	Drift Width (m)	2.84	4.573	1,078	0.50	1.10
16.72
	Vein Width (m)	2.87	1.666	309	0.26	0.37
	Includes line 129 sample 175217	0.70	4.66	1,164	0.98	1.41
	Includes line 131 sample 175233	0.70	5.512	2,016	0.81	1.65
	Includes line 134 sample 175259	0.50	5.16	1,357	0.43	0.61
	Drift Width (m)	3.91	1.275	235	0.21	0.33
18.95
	Vein Width (m)	2.70	1.393	117	0.11	0.16
	Drift Width (m)	4.06	1.020	89	0.09	0.14
8.8
	Vein Width (m)	1.85	1.523	182	0.11	0.33
	Drift Width (m)	3.16	0.937	116	0.07	0.22
5.19
	Vein Width (m)	2.70	3.923	621	0.31	0.55
	Drift Width (m)	3.45	3.121	492	0.26	0.48
160.24	Total Length (m)

Sampling lengths along the vein are continuous as shown on the sample plan map available on Avino’s website.

Individual samples that assayed above 1 kilogram silver per tonne are shown. These high values have been re-assayed by Inspectorate Labs. Values shown are averages.

In the July 2013 Technical Report on the Avino Property by Tetra Tech, assay values used to calculate the resource at San Gonzalo were plotted on histograms and capped at 6,000 g/t silver and 17 g/t gold. (Table 14.9 of report)

If in the future Avino recalculates the resource at San Gonzalo, high-grade gold and silver values will be capped using new histograms; however, we prefer to put this material through our mill and sell the concentrate.

When the high-grade material was first sampled on level 4 in April 2013, Avino commissioned a petrographic report which identified native silver and gold electrum and high silver sulfosalts such as argentite. We are currently investigating modifying our current mill circuit to recover these separately from the concentrate. This could potentially allow us to produce doré bars and concentrate on-site.

The San Gonzalo vein usually contains the highest gold and silver values, but we also drift wider, sampling the country rock on both sides of the vein. The metal values contained in the wall rocks typically decrease with distance from the SG vein. Consequently, we can plan on mining over wider widths in order to provide more tonnage and wider stopes; thus, permitting easier operation using shrinkage methods, yet still providing feed grade to our mill well above cut-off.

Assay Methods

Samples from the level 5 underground channel sampling of the San Gonzalo vein are shipped to Inspectorate Labs for analysis for gold, silver, arsenic, bismuth, copper, molybdenum, lead, antimony, zinc, and mercury. Samples are crushed and ground in Durango, with pulps assayed in Reno, Nevada using fire assay and AA finish for gold, four acid digestion and AA for most silver, with fire assay and gravimetric finish for very high silver, and with aqua regia digestion and ICP-MS for base metals. Inspectorate Labs in Nevada and British Columbia are ISO 9001:2008 certified, full-service laboratories that are independent of Avino. Sample QA/QC procedures are as described in Section 11.5 of the July 2013 Technical Report on the Avino Property by Tetra Tech. Avino uses a series of standard reference materials (SRMs), blank reference materials (blanks), and duplicates as part of their QA/QC program during analysis of assays from the level 5 sampling conducted at San Gonzalo.

Qualified Person(s)

Avino's projects are under the supervision of Chris Sampson, P.Eng, Avino Consultant and Jasman Yee P.Eng, Avino Director, who are both qualified persons within the context of National Instrument 43-101. Both have reviewed and approved the technical data in this news release.

About Avino

Avino's mission is to create shareholder value through profitable organic growth at the Avino property. We are committed to managing all business activities in an environmentally responsible and cost-effective manner while contributing to the well-being of the community in which we operate.

Management remains focused on the following key objectives:

1.	Maintain profitable mining operations at San Gonzalo while decreasing operating costs and improving efficiency;
2.	Develop the Avino mine for mineral production, expand mill output from 500 to 1,500 tpd;
3.	Continue to review and develop plans to process the oxide tailings resource from previous milling operations (PEA issued in 2012);
4.	Continue to explore regional targets on the property followed by other properties in our portfolio.

ON BEHALF OF THE BOARD

“David Wolfin”
________________________________
David Wolfin
President & CEO
Avino Silver & Gold Mines Ltd.

Safe Harbor Statement - This news release contains "forward-looking information" and "forward-looking statements" (together, the "forward looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our belief as to the extent and timing of various studies including the PEA, and exploration results, the potential tonnage, grades and content of deposits, timing and establishment and extent of resources estimates. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters of with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term "resource" does not equate to the term "reserve". The Securities Exchange Commission's (the "SEC") disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by SEC standards, unless such information is required to be disclosed by the law of the Company's jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.